Exhibit 99.4

EXARO ENERGY III LLC
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014

EXARO ENERGY III LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014

C O N T E N T S

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Independent Auditor’s Report

To the Members of

Exaro Energy III LLC and Subsidiaries

Houston, Texas

We have audited the accompanying consolidated financial statements of Exaro Energy III LLC and Subsidiaries (the “Company”), which comprise the consolidated balance sheet as of December 31, 2014, and the related consolidated statements of operations, changes in members’ equity, and cash flows for the year then ended and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Exaro Energy III LLC and Subsidiaries as of December 31, 2014, and the consolidated results of their operations and their cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Houston, Texas

March 31, 2015

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EXARO ENERGY III LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2014

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$20,812,704
Accounts receivable	9,403,033
Derivative assets	4,843,601
Prepaid expenses	98,893
Due from related parties	56,423
TOTAL CURRENT ASSETS	35,214,654

PROPERTY AND EQUIPMENT
Oil and gas properties - successful efforts method of accounting	279,152,392
Furniture, fixtures and equipment	198,737
279,351,129
Less: accumulated depreciation, depletion and amortization	(44,385,022)
NET PROPERTY AND EQUIPMENT	234,966,107

OTHER ASSETS
Restricted cash	577,344
Deferred loan costs, net of accumulated amortization of $339,684	895,011
Derivative assets	776,680
Derivatives deposit	100,000
Other	7,512
TOTAL OTHER ASSETS	2,356,547

TOTAL ASSETS	$272,537,308

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$9,956,080
Interest payable	187,353
TOTAL CURRENT LIABILITIES	10,143,433

LONG-TERM DEBT	94,500,000

ASSET RETIREMENT OBLIGATIONS	1,034,600

DEFERRED RENT	48,981

TOTAL LIABILITIES	105,727,014

COMMITMENTS AND CONTINGENCIES

MEMBERS' EQUITY	166,810,294

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$272,537,308

See accompanying notes to consolidated financial statements.

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EXARO ENERGY III LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

REVENUES
Oil and natural gas sales:
Oil	$14,104,428
Natural gas	65,391,393
Natural gas liquids	120,622
Total oil and natural gas sales	79,616,443

Gain on derivative contracts	5,068,600
TOTAL REVENUES	84,685,043

OPERATING EXPENSES
Lease operating	12,662,361
Production taxes	8,857,875
Workovers	621,796
Geological and geophysical	134,328
Depreciation, depletion and amortization	26,012,122
Accretion	63,000
General and administrative	3,367,634
TOTAL OPERATING EXPENSES	51,719,116

INCOME FROM OPERATIONS	32,965,927

OTHER INCOME (EXPENSE)
Interest income	8,251
Interest expense	(3,869,287)
TOTAL OTHER INCOME (EXPENSE)	(3,861,036)

NET INCOME	$29,104,891

See accompanying notes to consolidated financial statements.

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EXARO ENERGY III LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY

YEAR ENDED DECEMBER 31, 2014

	Members'	Notes
	Equity	Receivable	Total

Balance at January 1, 2014	$138,132,903	$(427,500)	$137,705,403

Net income	29,104,891	—	29,104,891

Balance at December 31, 2014	$167,237,794	$(427,500)	$166,810,294

See accompanying notes to consolidated financial statements.

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EXARO ENERGY III LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$29,104,891

Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation, depletion and amortization	26,012,122
Amortization of deferred loan costs	356,144
Accretion	63,000
Gain on derivative contracts	(5,068,600)
Settlements on derivative contracts	(329,455)
Changes in operating assets and liabilities:
Accounts receivable	(730,533)
Due from related parties	(47,343)
Prepaid expenses	(53,423)
Accounts payable and accrued liabilities	(1,867,995)
Deferred rent	(5,358)
Interest payable	170,269
NET CASH PROVIDED BY OPERATING ACTIVITIES	47,603,719

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures - oil and gas properties	(80,491,643)
Capital expenditures - furniture, fixtures and equipment	(32,750)
Decrease in restricted cash	8,154,601
NET CASH USED IN INVESTING ACTIVITIES	(72,369,792)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings on long-term debt	54,500,000
Payment on long-term debt	(30,000,000)
Payments for deferred loan costs	(255,967)
NET CASH PROVIDED BY FINANCING ACTIVITIES	24,244,033

NET DECREASE IN CASH AND CASH EQUIVALENTS	(522,040)

CASH AND CASH EQUIVALENTS, beginning of year	21,334,744

CASH AND CASH EQUIVALENTS, end of year	$20,812,704

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$3,142,872

NON CASH INVESTING AND FINANCING ACTIVITIES
Establishment of asset retirement obligations	$103,010

Property and equipment financed by accounts payable and
accrued liabilities	$(1,875,830)

See accompanying notes to consolidated financial statements.

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EXARO ENERGY III LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE A - NATURE OF BUSINESS

Exaro Energy III LLC and Subsidiaries (the “Company”) is a privately-held Delaware Limited Liability Company headquartered in Houston, Texas with offices in Houston and Denver, Colorado. The Company was formed on March 19, 2012 to pursue oil and gas exploration and production opportunities.

On April 1, 2012, the Company entered into its initial project, an Earning and Development Agreement (the “Development Agreement”) between the Company and Encana Oil & Gas (USA) Inc. (“Encana”) relating to a development drilling program within a defined area of Encana’s Jonah Field asset located in Sublette County, Wyoming. Under the terms of the Development Agreement, the Company agreed to fund up to $380,000,000 towards the costs of drilling, completing, and plugging and abandonment of wells to be drilled in the defined area of the Jonah Field. The Company was to receive up to 32.5% of Encana’s working interest in the wells drilled and funded under the agreement as well as in Encana’s existing producing wells and leases in the defined area.

Effective May 12, 2014, the Development Agreement was assigned to Jonah Energy LLC (“Jonah Energy”) in conjunction with their purchase of Encana’s interests in the Jonah Field. Exaro notified Jonah Energy, effective May 12, 2014, that it was electing to terminate the Development Agreement. Under the Development Agreement, there is a 90-day wind-down period once a termination notice has been given, which resulted in an August 12, 2014 formal end date for the Development Agreement. Effective August 13, 2014, Exaro is continuing to participate in additional drilling in the Jonah Field, with working interests ranging from 14.62% to 32.5%, under the terms of the Joint Operating Agreement that was also assigned by Encana to Jonah Energy.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Exaro Energy III LLC and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents.

Accounts Receivable: Accounts receivable at December 31, 2014 primarily consists of revenue receivables. A provision is made when receivables are deemed uncollectible. There is no provision for bad debts at December 31, 2014.

Property and Equipment: The Company uses the successful efforts method of accounting for oil and gas operations. Under this method of accounting, costs to acquire oil and gas properties, to drill and equip development wells, including development dry holes, and to drill and equip exploratory wells that find proved reserves are capitalized. The Company capitalizes interest, if debt is outstanding, on expenditures for significant development projects until such projects are ready for their intended use. Depreciation, depletion and amortization of capitalized costs for producing oil and gas properties (excluding wells-in-progress) is provided using the unit-of-production method based on estimates of proved oil and gas reserves on a field-by-field basis. Costs of significant nonproducing properties, wells in the process of being drilled and development projects are excluded from depletion until such time as the related project is developed and proved reserves are established or impairment is determined.

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EXARO ENERGY III LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The costs of unproved leaseholds and mineral interests are capitalized pending the results of exploration efforts. In addition, unproved leasehold costs are assessed periodically, on a property-by-property basis, and a loss is recognized to the extent, if any, for the cost of the property that has been impaired. This impairment will generally be based on geophysical and geological data. As unproved leaseholds are determined to be productive, the related costs are transferred to proved leaseholds. The costs associated with unproved leaseholds and mineral interests that have been allowed to expire are charged to exploration costs on the consolidated statements of operations. There were no exploration costs during the year ended December 31, 2014.

Exploration costs, including exploratory dry holes, annual delay rentals and geological and geophysical costs are charged to expense when incurred.

Proceeds from the sales of individual properties and the capitalized costs of individual properties sold or abandoned are credited and charged, respectively, to accumulated depletion and depreciation. Generally, no gain or loss is recognized until the entire amortization base is sold. However, gain or loss is recognized from the sale of less than an entire amortization base if the disposition is significant enough to materially impact the depletion rate of the remaining properties in the amortization base.

The Company evaluates impairment of its oil and gas properties in accordance with guidance issued by the Financial Accounting Standards Board (“FASB”) in accounting for the impairment or disposal of long-lived assets. This standard requires that long-lived assets that are held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is determined that an asset’s estimated undiscounted future net cash flows will not be sufficient to recover its carrying amount, an impairment charge must be recorded to reduce the carrying amount of the asset to its estimated fair value. Fair value is determined by reference to the present value of estimated future net cash flows of such properties.

Other property and equipment is stated at cost. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is reflected in the results of operations for the period.

Derivative Financial Instruments: Financial derivatives are used as part of the Company’s overall risk management strategy in order to reduce the effects of price fluctuations on anticipated future sales of natural gas. At December 31, 2014, the Company had several open positions on natural gas commodity swaps and collars. As of December 31, 2014, the total notional amount of the derivative instruments was 8,496,700mmbtu, with contract dates running from January 2015 through April 2016.

In accordance with FASB Accounting Standards Codification (“ASC”) 815-30, Derivatives and Hedging, as amended, all derivative instruments are measured periodically and at year end and are recorded on the consolidated balance sheet at fair value. Derivative contracts that are designated as part of a qualifying cash flow hedge, per the requirements of FASB ASC 815-30, are granted hedge accounting thereby allowing the Company to treat the effective changes in the fair value of the derivative instrument in accumulated other comprehensive income, while recording the ineffective portion as an adjustment to unrealized gain (loss). Derivative contracts that are not designated as part of a valid qualifying hedge or fail to meet the requirements of the pronouncement as a highly effective hedge, are treated by recording the changes in the fair value from period to period, through earnings. The amounts paid or received upon each monthly settlement, are recorded as derivative gain (loss) with the offset recorded to cash. These monthly settlements are included in total revenues on the Company’s statement of operations.

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EXARO ENERGY III LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company elected not to designate any of its derivative contracts as qualifying hedges for financial reporting purposes, therefore all of the derivative instruments are categorized as standalone derivatives and are being marked-to-market with unrealized gains and losses recorded in the consolidated statement of operations.

At December 31, 2014, the following contracts were outstanding:

		Average
Period	Volume	Contract Price	Asset

Natural Gas	MMBTU

Swap - Sell:

1/1/2015 - 4/30/2016	3,673,400	$3.58	$2,317,668
11/1/2015 - 4/30/2016	1,304,000	$3.75	638,079
Total Swaps	4,977,400		$2,955,747

Collars - Put/Call:

1/1/2015 - 3/31/2015	1,710,000	$4.00 / $5.86	$1,876,796
4/1/2015 - 12/31/2015	1,809,300	$3.00 / $3.66	787,738
Total Collars	3,519,300		$2,664,534

Total Swaps and Collars	8,496,700		$5,620,281

The following table summarizes the fair value and classification of the Company’s derivative instruments, all of which have not been designated as hedging instruments under FASB ASC 815:

		Fair Value at
	Balance Sheet Location	December 31, 2014

Natural gas swaps	Derivative assets - current	$4,843,601
and collars
	Derivative assets - non-current	$776,680

The following table summarizes the effect of the Company’s derivative instruments in the consolidated statement of operations:

Derivatives Not Designated
as Hedging Instruments		Year Ended
Under ASC 815	Location of Gain	December 31, 2014

Natural gas swaps and collars	Gain on derivative contracts	$5,068,600

Depreciation and Amortization: Other property and equipment is depreciated using the straight-line method over the estimated useful lives typically ranging from 3 to 7 years. Depreciation expense amounted to $51,565 in 2014.

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EXARO ENERGY III LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition: The Company recognizes oil and gas revenues from its interests in oil and natural gas producing activities as hydrocarbons are produced and sold.

Income Taxes: A limited liability company is not subject to the payment of federal income taxes as components of its income and expenses flow through directly to the members. Accordingly, no provision for federal income taxes has been reflected in these consolidated financial statements. However, the Company may be subject to certain state income taxes.

The Company follows guidance issued by the FASB regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the consolidated financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the consolidated financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The income tax position taken by the Company for any years open under the various statutes of limitations is that the Company continues to be exempt from income taxes by virtue of it being a limited liability company pass-through entity. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefits of this income tax position (no income tax expense or liability) have been recognized for the year ended December 31, 2014.

The Company records income tax related interest and penalties as component of the provision for income tax expense. No interest and penalties were recognized in the statement of operations for 2014.

The Company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

None of the Company’s federal or state income tax returns are currently under examination by the Internal Revenue Service (“IRS”) or state authorities. However, fiscal year 2012 and forward remain subject to examination by the IRS and respective states.

Use of Estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions that, in the opinion of management of the Company, are significant include oil and natural gas reserves, amortization relating to oil and natural gas properties and asset retirement obligations. The Company evaluates its estimates and assumptions on a regular basis. Estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. In addition, alternatives can exist among various accounting methods. In such cases, the choice of accounting method can have a significant impact on reported amounts.

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EXARO ENERGY III LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Oil and Natural Gas Reserve Quantities: Estimates of the Company’s producing and non-producing oil and natural gas reserves as of December 31, 2014 were based on a report prepared by an independent, third party engineering firm.

Estimates of proved reserves are based on the quantities of oil and natural gas that engineering and geological analyses demonstrate, with reasonable certainty, to be recoverable from established reservoirs in the future under current operating and economic parameters.

Reserves and their relation to estimated future net cash flows impact the depletion and impairment calculations. As a result, adjustments to depletion and impairment are made concurrently with changes to reserve estimates. The accuracy of the Company’s reserve estimates is a function of many factors including the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions, and the judgments of the individuals preparing the estimates, all of which could deviate significantly from actual results. As such, reserve estimates may materially vary from the ultimate quantities of oil, natural gas, and natural gas liquids eventually recovered.

Concentrations of Credit Risk: The Company maintains cash balances at financial institutions in the United States of America, which exceed federally insured amounts. The Company has not experienced any losses in such accounts. Additionally, the Company’s accounts receivable are from one entity.

Asset Retirement Obligations: The Company follows ASC 410, Asset Retirement and Environmental Obligations. ASC 410 requires that an asset retirement obligation (“ARO”) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period in which a legal obligation is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO is depreciated such that the cost of ARO is recognized over the useful life of the asset. The ARO is recorded at fair value, and accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit- adjusted risk-free interest rate.

Inherent in the fair value calculation of ARO are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the recorded amount of the existing ARO liability, a corresponding adjustment is made to the oil and gas property balance.

The following table is a roll-forward of the asset retirement obligations:

Asset retirement obligations, January 1, 2014	$868,590

Liabilities incurred	103,010
Accretion expense	63,000

Asset retirement obligations, December 31, 2014	$1,034,600

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EXARO ENERGY III LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Escrow Deposit: Under the original terms of the Development Agreement, the Company was required to maintain $40,000,000 in an escrow deposit to fund future capital expenditures. The Development Agreement was amended and the escrow deposit was reduced to $20,000,000 on September 27, 2013 after the Company had drilled and completed 52 “Net Earning Wells”. A Net Earning Well is defined in the Development Agreement as a well in which the Encana Existing Interest is One Hundred Percent (100%) or in cases where Encana owns less than a 100% working interest, then multiple wells together with the Encana Existing Interests adding up to 100%.

Since the termination of the Development Agreement, Jonah Energy has been withdrawing funds from the escrow account to cover the capital expenditures for those earning wells drilled under the Development Agreement. The balance in the escrow account at December 31, 2014 was $577,344.

Deferred Loan Costs: Deferred loan costs are capitalized and amortized over the term of the loan which approximates the interest method. Amortization of deferred loan costs is included in interest expense.

Fair Value of Financial Instruments: The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, derivative instruments and long-term debt. The carrying amounts of these accounts approximate fair value either due to the short-term nature of the instruments or such instruments are subject to market rates of interest.

NOTE C - RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-09 (ASU 2014-09), which creates Topic 606, Revenue from Contracts with Customers, and supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification.  In summary, the core principle of Topic 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  Additionally, ASU 2014-09 requires enhanced financial statement disclosures over revenue recognition as part of the new accounting guidance.  ASU 2014-09 is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures).  The Company is currently evaluating the provisions of ASU 2014-09, as well as its early adoption provisions and method of adoption, and assessing the impact, if any, it may have on its financial position and results of operations.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15 (ASU 2014-15), which creates Subtopic 205-40, Presentation of Financial Statements - Going Concern.  ASU 2014-15 requires management to assess the entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances.  ASU 2014-15 is effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter.  The Company is currently evaluating the provisions of ASU 2014-15, as well as its early adoption provision, and assessing the impact, if any, it may have on its financial position and results of operations.  Upon adoption, the Company will use this guidance to evaluate going concern.

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EXARO ENERGY III LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE D - OIL AND GAS OPERATIONS

Capitalized costs related to the Company’s producing activities and the related amounts of accumulated depreciation, depletion, and amortization as of December 31, 2014 are as follows:

Oil and gas properties:
Proved	$278,218,230
Less: accumulated depreciation, depletion
and amortization	(44,271,000)
233,947,230
Wells in progress not subject to depreciation,
depletion and amortization	934,162

Net property costs	$234,881,392

Depreciation, depletion and amortization expense for oil and gas properties was $25,960,557 in 2014.

NOTE E - FAIR VALUE DISCLOSURE

The Company follows FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The implementation of FASB ASC 820 did not cause a change in the method of calculating fair value of assets or liabilities, with the exception of incorporating a measure of the Company’s own credit risk or that of its counterparties as appropriate, which was not material. The primary impact from adoption was additional disclosures.

FASB ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

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EXARO ENERGY III LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE E - FAIR VALUE DISCLOSURE (Continued)

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The following table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Current assets -
Derivative contracts	$—	$4,843,601	$—	$4,843,601

Non-current assets -
Derivative contracts	$—	$776,680	$—	$776,680

NOTE F - MEMBERS’ EQUITY

As of December 31, 2014, the members have contributed $127,822,500 to the Company. The remaining commitment, excluding the notes receivable, still to be received at December 31, 2014 is $55,000,000. The balance on the notes receivable for contributions is $427,500 at December 31, 2014.

NOTE G - LONG-TERM DEBT

Effective September 26, 2013, the Company paid off the $60,000,000 in outstanding loans against the credit agreement dated August 10, 2012 with Wells Fargo Energy Capital, Inc. The Company replaced the August 10, 2012 agreement with two new credit agreements dated September 26, 2013. These credit facilities are secured by the oil and gas properties and other security interests of the Company.

The Senior Loan Credit Agreement (“Senior Loan”), expiring September 26, 2017, is with Wells Fargo Bank, National Association and has a maximum credit amount of $300,000,000. The Second Lien Credit Agreement (“Second Lien”), expiring March 26, 2018, was with Wells Fargo Energy Capital, Inc. and had a commitment of $20,000,000.

Effective August 15, 2014, the Senior Loan was amended to increase the borrowing base to facilitate the payoff of the Second Lien. The $20,000,000 outstanding on the Second Lien facility was paid off on August 19, 2014 with funds borrowed against the Senior Loan. The liens against the oil and gas properties and other security interests of the Company filed by Wells Fargo Energy Capital, Inc. were released when the Second Lien was paid off.

The Senior Loan facility bears interest at varying rates based on the London Interbank Offered (“LIBO”) rate or an Alternate Base Rate (“ABR”) in effect on the date of the borrowing plus an applicable margin ranging from .75% to 2.75% (the interest rate was 2.74% at December 31, 2014). The Senior Loan contains financial and non-financial covenants. The Company was in compliance with the covenants at December 31, 2014.

At December 31, 2014, the Company had outstanding borrowings of $94,500,000. On January 26, 2015, the Company repaid an additional $5,000,000.

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EXARO ENERGY III LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE H - COMMITMENTS AND CONTINGENCIES

The Company leases office space and certain other equipment under non-cancelable lease agreements expiring from March 2015 through September 2018, which are accounted for as operating leases. At December 31, 2014, the Company’s future minimum payments under the agreements are as follows:

Year Ending December 31,

2015	$166,500
2016	145,100
2017	148,400
2018	113,100

$573,100

Rent expense amounted to approximately $113,200 in 2014.

NOTE I - MANAGEMENT INCENTIVE UNITS

The Company has a Management Incentive Plan (the “Incentive Plan”) to award management incentive units (“MIUs”) to key employees and independent contractors of the Company, its Subsidiaries and Affiliates. The Incentive Plan is administered by the Company’s Board of Managers (the “Board”) and is subject to termination, at any time, as determined by the Board. The maximum number of authorized MIUs under the Plan is 1,000,000. As of December 31, 2014, 650,000 MIUs have been issued. These MIUs vest, conditioned upon a contingency event at which time the expense will be recognized, and in accordance with the terms of the Incentive Plan.

NOTE J - SUBSEQUENT EVENTS

The Company has evaluated events and transactions occurring after the balance sheet date, for either recognition or disclosure, through March 31, 2015, which is the date these consolidated financial statements were available for issuance.

There were no items to be recognized or disclosed, other than as disclosed in Note G.

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